July 16, 2009
Kathryn McHale
Staff Attorney
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Global Cash Access Holdings, Inc. File No. 001-32622; Comment Letter dated July 1, 2009
Dear Ms. McHale:
We, Global Cash Access Holdings, Inc. (the “Company”), hereby respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter of July 1, 2009 regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, the Company’s definitive proxy statement on Schedule 14A in connection with the Company’s annual stockholders meeting on April 30, 2009 and the Company’s Current Reports on Form 8-K filed February 23, 2009, April 2, 2009 and June 10, 2009. In several of its responses set forth below, the Company indicates its intent to include revised or additional disclosure in its future filings. The Company will provide drafts of such proposed disclosure under separate cover. For your convenience, we have set forth your comments from the July 1, 2009 letter in bold and italicized typed below.
Form 10-K for the Fiscal Year Ended December 31, 2008
Item 1. Business
General
1.	We note your risk factor disclosure on page 15 that your five largest customers accounted for approximately 34% of your revenue and your largest customer accounted for 16.2% of your revenue in 2008. Please include a discussion regarding customer concentration in the business section of future filings. Please tell us the name of any customers accounting for more than 10% of your revenues and include this information in future filings. In addition, it appears from your risk factor disclosure that certain of the contracts with your largest customers may be material contracts. However, it does not appear that any of these contracts have been filed as exhibits to the Form 10-K. Please direct us to the location of these agreements or amend to include these agreements as exhibits in accordance with Item 601 of Regulation S-K.

The Company’s largest customer, Harrah’s Entertainment, Inc., accounted for approximately 16.2% of the Company’s total revenue in 2008. The Company had no other single customer that represented greater than 10% of total revenue in 2008. The Company notes the Staff’s comments and will include a discussion of customer concentration in the business section in future filings.
The Company has conducted its material agreement analysis of its customer contracts pursuant to Item 601(b)(10)(B) of Regulation S-K. Notwithstanding the customer concentration referenced in the risk factor, the Company’s portfolio of customer contracts is large enough that the Company’s business is not substantially dependent upon any one of its customer contracts. Accordingly, the Company has not filed any of its customer contracts as material agreements pursuant to Item 601(b)(10)(B) of Regulation S-K. The Company has contracts with more than 1,100 gaming establishment customers. The Company’s revenues from most of its gaming establishment customers are derived from multiple contracts with the same customer, and the Company’s customer contracts for cash advance services with any particular customer are separate from its customer contracts for automated teller machine services with such customer or any other services the Company may provide. The Company has in the past suffered the loss of significant customer contracts which has resulted in a loss of revenue to the Company; such loss of revenue, however, has not resulted in harm to the Company indicative of a loss of a contract upon which the Company is substantially dependent.
2.	We note that you are in the process of obtaining licenses in certain jurisdictions. In light of this disclosure, please disclose to the staff, and include in future filings, a table which identifies the geographic distribution of your business and notes the jurisdictions in which you have not received final approval of your license. In jurisdictions where you have not received a license but have a material presence, please include disclosure regarding the status of such license and a risk factor, if appropriate, regarding loss of business for that jurisdiction.
For the Staff’s purposes, we have included a table at Appendix A tabulating the jurisdictions in which we operate and the status of our licenses, approvals or waivers within each of those jurisdictions. The Company notes the Staff’s comment and will include an enhanced discussion in our risk factors of gaming licensure requirements by significant jurisdictions in future filings. Those enhanced discussions will include discussions of jurisdictions that are material to our operations and our licensure status in each of those jurisdictions.
Privacy Regulations, page 13
3.	We note that you are subject to privacy regulation that requires you to not disclose certain information to unaffiliated third parties and to safeguard and protect non-public information. Please explain to the staff how your business model operates within this context given that it appears that you regularly use personal information to add to a database which is shared among your casino customers. Please address the language in your risk factor on page 26 that states you may “have in the past failed or now or in the future fail to comply with applicable law” and discuss what measures you have taken to ensure compliance with existing privacy regulations.

The Company’s Central Credit subsidiary collects and assembles information about consumers’ credit history and check writing history and provides “consumer reports” to gaming establishments for their use in credit and check acceptance decisions. As a result, Central Credit is a “consumer reporting agency” under the federal Fair Credit Reporting Act, 15 U.S.C. § 1681 et seq., as well as state credit reporting laws. Central Credit has established a detailed program to ensure compliance with these requirements, consisting of compliance procedures, manuals, training and monitoring. The program is regularly reviewed and updated.
The Company also collects personal financial information about individual consumers in connection with its suite of cash access products and services. For example, the Company collects personal credit card information and transaction information in connection with each credit card cash advance transaction that it conducts. Because the Company’s cash access operations constitute “financial activities” under the privacy provisions of the federal Gramm-Leach-Bliley Act (“GLBA”), 15 U.S.C. § 6801 et seq., and various state financial privacy laws, the Company may be limited with respect to its use and disclosure of the consumer financial data collected in connection with its cash access activities. The Company has developed a program to comply with these requirements, including a notice which it provides to all consumers permitting them to “opt out” of any sharing of personal data with any third parties not affiliated with the Company.
In addition, Central Credit and the Company are subject to various state and federal data security requirements, and they maintain technical, administrative and procedural safeguards designed to comply with these state and federal requirements. Moreover, because the Company processes payment card information, it is subject to the Payment Card Industry Data Security Standards. The Company has obtained an independent audit attesting to its compliance with these industry standards.
The Company and Central Credit believe that they currently are in compliance in all material respects with all of the applicable data protection requirements, and have been in compliance with such rules at all relevant times in the past. These requirements, however, are very detailed and technical in nature, and as a result, the Company thought it prudent to add to its risk factors a risk factor to the effect that the Company and its subsidiaries may fail, or may have failed in the past, to comply with these rules.
Item 1A. Risk Factors
Our indebtedness could materially adversely affect our operations and financial results..., page 16
4.	In future filings, please elaborate on “covenants that limit [your] ability to engage in activities that [you] believe to be in [your] long-term best interests” that you reference.

The Company notes the Staff’s comment and will include an expanded discussion on covenants in future filings, including those that may limit the Company’s ability to engage in activities that the Company believes to be in the Company’s long-term interest.
The loss our sponsorship in to the Visa U.S.A., Visa International and Mastercard associations would have a material adverse effect on our business, page 19
5.	Please explain to the staff and include in future filings:
•	what percentage of your business relies on transactions with this association and the impact of losing this association;

•	what steps you have taken to find an alternate sponsor and an. estimate of the costs involved; and

•	how difficult it is to obtain sponsorship and why you view failure to obtain it as a material risk.
All of the cash advance transactions we facilitate require sponsorship into the card associations, and the loss of sponsorship into these card associations would result in a material adverse effect on the Company’s business. Many financial institutions offer such sponsorship arrangements as a normal part of their product offerings. The Company actively maintains business relationships with a large number of national and international financial institutions in lending and other capacities and the Company believes it could readily obtain alternative sponsorship from any number of these or other financial institutions. However, obtaining such a sponsorship arrangement is not assured and due to the critical nature of the sponsorship arrangement, the Company views a failure to obtain a sponsorship arrangements as a material risk.
By reference to other sponsorship arrangements the Company currently maintains and sponsorship arrangements obtained in acquisitions, the Company believes that sponsorship could be obtained for amounts that would not be considered material to our consolidated financial statements.
The Company notes the Staff’s comment and will include an expanded discussion sponsorship in future filings.
Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
Summary of Significant Accounting Policies
ATM Funding Agreements, page 58
6.	Please revise future filings and tell us why you believe that cash usage fees should be characterized as interest expense and reported outside of your cost of revenues. Please specifically address how you concluded this was appropriate in light of the fact that you do not actually own the cash, do not report the cash as an asset, or report a related liability on your balance sheet.

The Company considered a number of factors in concluding the appropriate characterization of fees assessed the Company in connection with the utilization of cash under the Bank of America Amended Treasury Services Agreement (“ATM Funding Agreement”). The terms and conditions of this agreement clearly designate Bank of America as the owner of the cash used for ATM funding, thereby precluding the Company from recognizing either the cash obtained as an asset or the resulting obligation as a liability on the balance sheet. However, there are a number of characteristics of the ATM Funding Agreement that led the Company to conclude the fees paid are similar to interest costs and therefore properly categorized as interest expense in the Company’s Statement of Operations as opposed to cost of revenue including the following:
•	the ATM Funding Agreement operates in a fashion similar to a revolving line of credit in that amounts are drawn and repaid on a daily basis,

•	the resource being procured by the Company under the terms of the ATM Funding Agreement is a financial resource and in the absence of such an arrangement, the Company would be required to obtain sufficient alternative financing either on balance sheet or off balance sheet in order to meet its financial obligations,

•	the fees of the ATM Funding Agreement are assessed on the outstanding balance during the applicable period and include a base rate which is tied to LIBOR and a spread, similar to a credit spread, of 25 basis points, and

•	the fees incurred by the Company under the ATM Funding Agreement are a function of both the prevailing rate of LIBOR as dictated by the capital markets and the average outstanding balance during the applicable period as previously noted. The fees do not vary with revenue or any other underlying driver of revenue such as transaction count or dollars processed as is the case with all costs classified as cost of revenue such as interchange expense, and processing fees.
The Company includes the fees paid under the ATM Funding Agreement as interest in its calculation of the ratio to fixed charges thereby treating these amounts consistently throughout our public filings.
The Company notes the Staff’s comment and will expand its discussion of its consideration of the classification as interest expense of the fees incurred under the ATM Funding Agreement in future filings.

Other Intangible Assets, page 60
7.	Please revise future filings to disclose the reason for the material increase in computer software intangibles during 2008, particularly in light of the fact that you did not record significant computer software intangibles in connection with the acquisitions completed during 2008.
The increase in computer software intangibles during 2008 is primarily due to computer software intangibles acquired in connection with the acquisitions of Certegy Gaming Services, Inc. and Cash Systems, Inc., respectively. Such computer software intangibles are included in Intangible assets acquired in the acquisitions completed during 2008. As of December 31, 2007, the balance of computer software before accumulated amortization was approximately $12.9 million. During 2008, the Company acquired approximately $5.2 million of computer software excluding accumulated amortization ($2.4 million net of accumulated amortization as disclosed). The Company recorded in its initial preliminary purchase price allocation the acquisition of computer software from Cash Systems, Inc. at its gross book value and correspondingly recorded the historical accumulated amortization as those amounts approximated fair value. The Company also acquired approximately $700,000 in computer software unrelated to the acquisitions and lastly, the Company reclassified approximately $1.0 million in computer software that had been previously classified as property, equipment, and leasehold improvements, net, such reclassification having not been considered material to the Company’s financial statements. A reconciliation of the company’s computer software disclosures follows for illustrative purposes.

RECONCILIATION OF COMPUTER SOFTWARE

Computer software at gross book value, December 2007	$12.9
Gross book value of computer software acquired in CSI acquisition	5.2
Other computer software acquired	0.7
Reclassification of computer software	1.0
Other insignificant adjustments	0.1

Computer software at gross book value, December 2008	$19.9

RECONCILIATION OF COMPUTER SOFTWARE ACQUIRED FROM CSI

Computer software acquired from CSI at gross	$5.2
Less: Accumulated amortization	(2.8)

Estimated fair value of computer software recorded	$2.4

The Company notes the Staff’s comment and will expand its discussion of changes in computer software in future filings.
Item 11. Executive Compensation
Definitive Proxy Statement on Schedule 14A
Transactions with Related Person,: Extensions of Credit for Arriva Card, Inc., page 13
8.	Please disclose to the staff whether any related person has an outstanding balance in excess of $120,000 on their existing Arriva account.
No related person has an outstanding balance in excess of $120,000 on their existing Arriva account.

Compensation Discussion and Analysis, page 33
9.	Please tell us why you have not disclosed the performance targets utilized in determining the annual incentive bonus amounts for your named executive officers for the 2008 fiscal year. For example, you have not disclosed the specific revenue and earnings before interest, taxes, depreciation and amortization targets that were used. To the extent you believe that disclosure of the historical performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04.
The bonuses paid to the named executive officers in respect of fiscal 2008 performance were based upon a combination of subjective considerations and the achievement of objective performance targets.
As described in the proxy statement, the subjective considerations included the named executive officers’ levels of responsibility, individual performances, contributions to the Company’s success, the Company’s performance, market data and other factors such as competitive or retention concerns. The Company did not provide any quantitative targets for these subjective considerations because they are inherently subjective or qualitative assessments.
As described in the proxy statement, the material objective performance targets included (the “Quantitative Performance Targets”): (i) targets personal to the executive, (ii) a Company revenue target, and (iii) a Company earnings before interest, taxes, depreciation and amortization (“EBITDA”) target. The Company did not disclose the specific Quantitative Performance Targets in reliance upon Instruction 4 to Item 402(b) of Regulation S-K because disclosure of the same would result in competitive harm to the Company.
With respect to the targets personal to the executive, some of such targets were based upon non-GAAP metrics that are not publicly reported by the Company. Disclosure of certain of such targets would enable actual or potential gaming establishment customers of the Company to evaluate the attractiveness to the Company of the actual or proposed terms of the Company’s agreements with such customers, and would provide such customers with negotiating leverage as to specific terms and conditions of such agreements. Disclosure of certain of such targets would also help the Company’s competitors compete more effectively with the Company when bidding for business from gaming establishments by giving such competitors insight as to the Company’s ability or willingness to negotiate certain specific terms and conditions. Finally, disclosure of certain of such targets would enable the Company’s competitors to more effectively recruit the Company’s management talent by enabling them to identify specific compensatory components with which to formulate competitive offers of employment.
Because the Company is likely to use the same or similar Quantitative Performance Targets for future years, disclosure of such specific Quantitative Performance Targets with respect to prior years presents the risks of competitive harm described above.
The Company will identify in its future Compensation Discussion and Analyses those publicly-reported financial metrics (but not the specific numerical targets thereof) upon which Quantitative Performance Targets are based.

The Company believes that its disclosure that the aggregate amount of bonuses paid in respect of fiscal 2008 performance were equal to 89% of the aggregate amount of target bonuses is indicative of the difficulty of the executives and the Company achieving the Quantitative Performance Targets for fiscal 2008 and both the difficulty and likelihood of the executives and the Company achieving the Quantitative Performance Targets for fiscal 2009. The Company will expressly state in its future Compensation Discussion and Analyses whether the Company believes that the extent to which the prior year’s Quantitative Performance Targets were satisfied is indicative of the difficulty and likelihood of the Quantitative Performance Targets being satisfied in the coming year.
10.	Please tell us the methodology used by the compensation committee to determine the level of each compensation element. For example, we note that your named executive officers were awarded stock options during the 2008 fiscal year. Please describe how the compensation committee determined those awards. Refer to Item 402(b)(1)(v) of Regulation S-K.
As described in the proxy statement, the Compensation Committee strives to design overall compensation arrangements that align the executives’ incentives with the achievement of the Company’s strategic goals. The primary compensation elements of each named executive officer’s compensation arrangement are base salary, cash incentive bonus and stock options or restricted stock awards.
The methodology used by the Compensation Committee to determine the level of base salary is primarily retention-focused. In fixing base salaries, the Compensation Committee compares each executive’s base salary (taking into account position, responsibility, qualifications and experience) externally to available market data and internally to other executives. In 2008, the Compensation Committee engaged a compensation consultant to assist in this process; the Company will disclose the use of such consultants in its future Compensation Discussion and Analyses. The Compensation Committee does not employ a formula for fixing the amount of base salaries.
The methodology used by the Compensation Committee to determine the level of target cash incentive bonus is to augment the base salary compensation element to serve both retention- and annual goal-based objectives. For example, the target cash incentive bonus to an executive whose base salary is considered to be on the low end of an acceptable range is set to constitute a larger percentage of the executive’s overall potential compensation than the target cash incentive bonus of an executive whose base salary is considered to be on the high end of an acceptable range. In fixing specific target incentive bonus amounts, the Compensation Committee strives to align executives’ incentives with both Company-based goals (such as the Company revenue and Company EBITDA Quantitative Performance Targets described above) and individual-based goals by giving percentage weightings to each such goal; the Compensation Committee reflects the relative strategic importance of the goals by fixing the relative weightings of the corresponding components of the cash incentive bonus. The Compensation Committee does not employ a formula for fixing the amount of target cash incentive bonuses.
The methodology used by the Compensation Committee to determine the actual amount of each cash incentive bonus to be paid is to consider the extent to which Company-based goals and individual-based goals were achieved, any exceptional challenges or circumstances faced during the prior year and management’s recommendations. Although the Compensation Committee may decide to pay a fixed percentage of a target cash incentive bonus, the Compensation Committee does not employ a previously-adopted formula for determining the amount of cash incentive bonuses actually paid.

The methodology used by the Compensation Committee to determine the amount of stock options or restricted stock awards is to augment the base salary and cash incentive bonus compensation to achieve a competitive overall compensation arrangement that serves retention objectives and at the same time provides longer-term incentives to executives than annual cash incentive bonuses. For example, the stock-based compensation to an executive whose base salary plus cash incentive bonus is considered to be on the low end of an acceptable range is set to constitute a larger percentage of the executive’s overall potential compensation than the stock-based compensation of an executive whose base salary plus cash incentive bonus is considered to be on the high end of an acceptable range. The Compensation Committee also takes into account the incentive effect of previously-granted stock-based compensation. In 2008, the Compensation Committee engaged a compensation consultant to assist in this process; the Company will disclose the use of such consultants in its future Compensation Discussion and Analyses. In fixing the number of shares of stock options or restricted stock awards granted to specific executives, the Compensation Committee considers overall executive performance, level of responsibility, amounts of other compensation otherwise attainable and the executive’s ability to influence the Company’s long-term growth and profitability. The Compensation Committee does not employ a formula for fixing the amount of stock-based compensation.
The Company will augment its future Compensation Discussion and Analyses to include the substance of the foregoing.
Item 15. Exhibits. Financial Statement Schedules
11.	You incorporate certain exhibits by reference to your Registration Statement on Form S-1 (File No. 333-123514). The Form S-1, in turn, incorporates those exhibits by reference to certain filings made by Global Cash Access, Inc. Please revise future filings to incorporate exhibits by reference directly to the filing in which they were made.
The Company notes the Staff’s comment and will revise future filings to incorporate exhibits by reference directly to the filings in which they were made.
Form 8-K filed February 23, 2009
12.	Please update the staff with regard to the dispute resolution with USA Payments or alternative service agreements now that the 180 day period is nearing an end.
The Company commenced an action in the State of Nevada District Court, Clark County, captioned Global Cash Access, Inc. v. USA Payments and USA Payment Systems. Pursuant to the amended claim filed in such action, the Company claims, among other things, USA Payments and USA Payment Systems’ (together, “USAP”) wrongful termination of the Amended and Restated Electronic Payment Processing Agreement by and between the Company and USAP (the “USAP Agreement”). However, as a result of such wrongful termination, the Company is committed to the process of transitioning all of its payment processing services to a new payment processor prior to the August 13, 2009 transition deadline imposed by USAP. The Company has selected Total System Services, Inc. (“TSYS”) as its new payments processor and TSYS is fully engaged in transitioning all of the Company’s payment processing by such transition deadline. TSYS is not affiliated with or otherwise related to the Company or in any way affiliated with or related to Cucinotta, Maskatiya or any entities they own or control. The Company and TSYS are in the final stages of negotiating the written agreement for the provision of such processing services.

Form 8-K filed April 2, 2009
13.	Please explain to the staff the circumstances regarding the findings of the Mississippi Gaming Commission and whether your affiliations with Messrs. Maskatiya and Cucinotta as security holders or service providers will have any impact on your ability to conduct business in Mississippi. Please tell us whether your existing business relationships with Messrs. Maskatiya and Cucinotta will change as a result of these findings. In addition, please tell us the current status with regard to your license to conduct business in Mississippi.
Robert Cucinotta (“Cucinotta”) and Karim Maskatiya (“Maskatiya”) filed applications for a finding of suitability with the Mississippi Gaming Commission (the “MGC”) with respect to their ownership of MCA Processing, LLC (“MCA”), and not with respect to their interests in the Company. On March 26, 2009, the MGC granted Cucinotta and Maskatiya permission to withdraw their applications for findings of suitability with prejudice for a four year period. As a result of such final determination, neither Maskatiya nor Cucinotta may file an application for a finding of suitability to be engaged in gaming in Mississippi prior to March 26, 2013. The Company’s relationships with Cucinotta, Maskatiya and the entities they own or control does not impact the Company’s ability to conduct business in Mississippi.
Because neither Maskatiya nor Cucinotta were found to be unsuitable for licensure, the events before the MGC did not require the Company’s Board of Directors to take any action with respect to Maskatiya’s and Cucinotta’s stockholdings in the Company, the USAP Agreement discussed in response to Question 12, or that certain Harrah’s Joint Telecom Agreement and Installation Agreement executed by and between MCA and the Company (the “MCA Agreement”).
However, because of these events and those events discussed in response to Question 14, the Company’s Board of Directors has taken steps to sever all ties with Cucinotta and Maskatiya and the entities they own or control. As discussed in response to Question 12, the Company has taken action to discontinue processing transactions pursuant to the USAP Agreement as of August 13, 2009. On May 29, 2009, the Company terminated the MCA Agreement. On June 24, 2009, the Company redeemed the shares of the Company’s stock held by Cucinotta. On June 24, 2009, the Company issued a redemption notice pursuant to the provisions of the Company’s Amended and Restated Certificate of Incorporation, pursuant to which the Company will redeem all of the shares of the Company’s stock owned or controlled by Maskatiya on the sixtieth trading day following delivery of such redemption notice. Following such redemption, or Maskatiya’s earlier disposition of such stock, the Company will have no continuing business relationships with Cucinotta, Maskatiya or the entities they own or control.

The Company is exempt from licensure in Mississippi and accordingly may fully conduct its business in such jurisdiction without any license, approval or waiver from the MGC.
Form 8-K filed June 10, 2009
14.	Please elaborate on the circumstances leading to the allegations that “GCA, its founding stockholders and certain of GCA’s management undertook actions that demonstrate that GCA is not suitable under the Department’s standards to act as a provider of gaming services to Native American tribes conducting gaming in Arizona.” In addition, please tell us if you have permission from the Arizona Department of Gaming to continue to operations while you await your informal settlement conference or formal hearing.
The Arizona Department of Gaming (“ADOG”) issued the Company an extensive notice in which it primarily alleged that between 1999 and 2002 the executives and management of the Company, including Cucinotta and Maskatiya, engaged in the deliberate underpayment of interchange fees to the Visa network. Notwithstanding that in 2002 the Company paid a fine to Visa as full and final settlement of this matter, ADOG expressed concerns regarding the underlying circumstances. Other issues were additionally alleged by ADOG, including whether certain executives and management, including Cucinotta and Maskatiya, provided complete and accurate information to gaming regulators. None of the executives or management of the Company engaged in these alleged activities is currently involved in the business, operations or affairs of the Company.
On June 23, 2009, the Company attended an Informal Settlement Conference with ADOG. GCA and ADOG are in the process of negotiating a settlement agreement. The Company is permitted by ADOG to continue all operations in Arizona during the pendency of this matter.
The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (ii) Commission staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please direct any questions or comments regarding this response to the undersigned.
Sincerely,
/s/ Scott Betts
Scott Betts
President and Chief Executive Officer
Global Cash Access Holdings, Inc.
(702) 855-3020

APPENDIX A
TABLE OF GEOGRAPHIC CONCENTRATION AND
LICENSING STATUS

		GAMING LICENSE
	REVENUE	REQUIRED
STATE	%	(YES/NO)	STATUS	COMMENT
Arizona	5.2%	Yes	Licensed	(1)
California	15.9%	Yes	Application filed; license pending
Connecticut	5.1%	No	NA	(2)
Florida	3.8%	No	NA	(2)
Illinois	3.3%	No	NA	(2)
Indiana	4.8%	No	NA	(2)
Louisiana	3.3%	Yes	Exempt license status	(3)
Michigan	3.1%	Yes	Exempt license status	(3)
Mississippi	3.6%	No	NA	(2)
Nevada	25.4%	No	NA	(2)
New Jersey	7.2%	Yes	Application filed; license pending
Pennsylvania	NM	Yes	Application filed; license pending
US Virgin Islands	NM	Yes	Application in process
Wisconsin	NM	Yes	Application filed; license pending
All Other	19.2%	No	NA	(2	)(4)
(1)	Please refer to the Company’s response to Question 14 of the Commission’s letter date July 1, 2009.

(2)	In certain jurisdictions in which gaming is undertaken by tribal gaming authorities pursuant to compacts between such tribal gaming authority and the federal and state governments, the Company may be required to obtain a license, approval or waiver from such tribal gaming authority in order to provide services to such tribal casino. The regulations governing such licensure, approval or waiver are distinct and separate from any licensure, approval or waiver that may be required by any state authority.

(3)	In certain jurisdictions, the applicable gaming regulations provide that entities which meet certain qualifications are exempt from obtaining otherwise required licensure. Such qualifications include, but are not limited to, such entity being currently licensed in another enumerated jurisdiction or the shares of stock of such entity being publicly traded on a recognized exchange.

(4)	All other represents the aggregation of all jurisdictions in the United States that individually represent less than 3% of the company’s revenue and in which the Company is not required to hold a license to operate.